UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Unilife Corporation

(Name of issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

90478E 103

(CUSIP number)

Alan Shortall Chief Executive Officer Unilife Corporation 250 Cross Farm Lane York, Pennsylvania 17406 (717) 384-3400

(Name, address and telephone number of person authorized to receive notices and communications)

January 3, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90478E 103	Page 2 of 5 Pages

(1)	Names of reporting persons Alan Shortall
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,649,842
	(8)	Shared voting power None
	(9)	Sole dispositive power 6,649,842
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 6,649,842
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.0%
(14)	Type of reporting person (see instructions) IN

Page 3 of 5 Pages

This Amendment No. 2 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed on August 27, 2010, as amended on March 30, 2011, by the Reporting Person with respect to shares of common stock, $0.01 par value per share (“Common Stock”), of Unilife Corporation, a Delaware corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Considerations

Item 3 of the Schedule 13D is hereby amended as follows:

On August 22, 2011, the Reporting Person purchased 46,135 shares of Common Stock in open market transactions on the Nasdaq Global Market (“NASDAQ”).

On August 23, 2011, the Reporting Person purchased 75,000 shares of Common Stock in open market transactions on the NASDAQ.

The Reporting Person used personal funds to effect these purchases for an aggregate purchase price of $500,001.00.

On September 26, 2011, the Reporting Person purchased 55,000 shares of Common Stock in open market transactions on the NASDAQ.

On September 27, 2011, the Reporting Person purchased 60,625 shares of Common Stock in open market transactions on the NASDAQ.

The Reporting Person used personal funds to effect these purchases for an aggregate purchase price on $500,440.00

On January 3, 2012, the Reporting Person was granted 1,166,000 shares of common stock, subject to performance based vesting conditions.

On January 4, 2012, the Reporting Person purchased 45,000 shares of Common Stock in open market transactions on the NASDAQ.

On January 5, 2012, the Reporting Person purchased 45,000 shares of Common Stock in open market transactions on the NASDAQ.

On January 6, 2012, the Reporting Person purchased 60,000 shares of Common Stock in open market transactions on the NASDAQ.

The Reporting Person used personal funds to effect these purchases for an aggregate purchase price of $549,989.00

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

On August 22, 2011, the Reporting Person purchased 46,135 shares of Common Stock at an average price of $4.01 per share in open market transactions on the NASDAQ.

On August 23, 2011, the Reporting Person purchased 75,000 shares of Common Stock at an average price of $4.20 per share in open market transactions on the NASDAQ.

Page 4 of 5 Pages

On September 26, 2011, the Reporting Person purchased 55,000 shares of Common Stock at an average price of $4.28 per share in open market transactions on the NASDAQ.

On September 27, 2011, the Reporting Person purchased 60,625 shares of Common Stock at an average price of $4.3718 per share in open market transactions on the NASDAQ.

On January 3, 2012, the Reporting Person was granted 1,166,000 shares of common stock, subject to performance based vesting conditions.

On January 4, 2012, the Reporting Person purchased 45,000 shares of Common Stock at an average price of $3.6843 per share in open market transactions on the NASDAQ.

On January 5, 2012, the Reporting Person purchased 45,000 shares of Common Stock at an average price of $3.6026 per share in open market transactions on the NASDAQ.

On January 6, 2012, the Reporting Person purchased 60,000 shares of Common Stock at an average price of $3.7013 per share in open market transactions on the NASDAQ.

As a result of the purchases described above, at the close of business on January 6, 2012, the Reporting Person may be deemed to have beneficial ownership interest in 6,649,842 shares of Common Stock of the Issuer, consisting of: (i) 3,067,842 shares of Common Stock including 55,074 shares of Common Stock owned by the spouse of the Reporting Person, with respect to which the Reporting Person disclaims beneficial ownership, (ii) 2,332,000 shares of restricted Common Stock that are subject to vesting based on the achievement of certain performance milestones, as described in more detail in the Issuer’s Registration Statement on Form 10 filed with the SEC on February 11, 2010 and the Issuer’s Definitive Proxy Statement filed with the SEC on October 14, 2011 and (iii) 1,250,000 shares of Common Stock issuable upon exercise of currently exercisable options that were granted in 2008, which collectively constitute approximately 9.0% of the shares of Common Stock outstanding. The aggregate percentage is based upon 72,771,313 shares of Common Stock outstanding as of January 6, 2012.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: January 6, 2012

By:	/s/ Alan Shortall
Name: Alan Shortall